Exhibit 99.1

Weibo Announces Results of 2021 Annual General Meeting and Class Meetings

BEIJING, China – December 1, 2021 – Weibo Corporation (“Weibo” or the “Company”) (Nasdaq: WB), a leading social media in China, today announced that the following proposed resolutions submitted for shareholder approval have been adopted at its 2021 annual general meeting of shareholders, class meeting of holders of its Class A ordinary shares with a par value of US$0.00025 each, and class meeting of holders of its Class B ordinary shares with a par value of US$0.00025 each, held today:

1. as an ordinary resolution, THAT Ms. Hong Du shall be re-elected as a director of the Company at this AGM and retain office until her retirement pursuant to the Company’s memorandum and articles of association;

2. as an ordinary resolution, THAT Mr. Daniel Yong Zhang shall be re-elected as a director of the Company at this AGM and retain office until his retirement pursuant to the Company’s memorandum and articles of association;

3. as an ordinary resolution, THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this AGM and retain office until his retirement pursuant to the Company’s memorandum and articles of association;

4. as a special resolution, THAT, the Chinese name “微博股份有限公司” shall be adopted as the dual foreign name of the Company; and

5. as a special resolution, THAT, the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated in its entirety by the deletion in its entirety and by the substitution in its place of the Third Amended and Restated Memorandum of Association and Articles of Association.

About Weibo

Weibo is a leading social media for people to create, discover and distribute content. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a "mobile first" philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on its platform. To support the mobile format, we have developed and continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com